

Analyst Meetings

Boston
July 11-12, 2006

www.sug.com



Safe Harbor

This presentation and other Company reports and statements issued or made from time to time contain certain "forward-looking statements" concerning projected financial performance, expected plans or future operations. Southern Union Company cautions that actual results and developments may differ materially from such projections or expectations.

Investors should be aware of important factors that could cause actual results to differ materially from the forward-looking projections or expectations. These factors include, but are not limited to: cost of gas; gas sales volumes; gas throughput volumes and available sources of natural gas; discounting of transportation rates due to competition; customer growth; abnormal weather conditions in Southern Union's service areas; impact of relations with labor unions of bargaining-unit employees; the receipt of timely and adequate rate relief and the impact of future rate cases or regulatory rulings; the outcome of pending and future litigation; the speed and degree to which competition is introduced to Southern Union's natural gas distribution businesses; new legislation and government regulations and proceedings involving or impacting Southern Union; unanticipated environmental liabilities; ability to comply with or to challenge successfully existing or new environmental regulations; changes in business strategy and the success of new business ventures, including the risks that the business acquired and any other business or investment that Southern Union has acquired or may acquire may not be successfully integrated with the business of Southern Union; exposure to customer concentration with a significant portion of revenues realized from a relatively small number of customers and any credit risks associated with the financial position of those customers; factors affecting operations – such as maintenance or repairs, environmental incidents or gas pipeline system constraints; Southern Union's or any of its subsidiaries' debt security ratings; the economic climate and growth in the energy industry and service territories and competitive conditions of energy markets in general; inflationary trends; changes in gas or other energy market commodity prices and interest rates; current market conditions causing more customer contracts to be of shorter duration, which may increase revenue volatility; the possibility of war or terrorist attacks; the nature and impact of any extraordinary transactions, such as any acquisition or divestiture of a business unit or any asset.

Contact:
Southern Union Company
Jack Walsh, 800-321-7423
jack.walsh@sug.com

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SUG Highlights

- NYSE listed Common Stock (ticker: SUG)

- Equity market capitalization approximately $3.0 billion

- Total assets over $5.8 billion

- Annual cash dividend of $.40 per share
  - *Yield approximately 1.5%*

- Investment grade credit ratings
  - BBB – Standard & Poor's
  - Baa3 – Moody's Investor Services
  - BBB – Fitch Ratings

The Transforming Years



Southern Union entered the 21st century as the owner of four regulated gas LDC's	Five years later, Southern Union is the second-largest owner and operator of gas pipelines in the U.S. with an unprecedented number of growth opportunities

GROWING FORWARD

2001

2002

2003

2004

2005

2006

Four LDCs

- **Acquisition of Panhandle**
- **Sale of Texas Gas**

Acquisition of CrossCountry

- **Acquisition of Sid Richardson**
- **Sale of PG Energy**
- **Sale of RI LDC**

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Share Price Performance





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Value Creation Strategy

- Move to higher returning businesses
    - 2003: Acquisition of Panhandle/Sale of Texas LDC
    - 2004: Investment in Cross Country
    - 2006: Acquisition of Sid Richardson/Sale of PA & RI LDCs
- Efficiently manage existing assets
    - Integration of Panhandle and Cross Country
    - MGE rate case
    - Shared services
- Use free cash flow to fund growth and optimize capitalization
    - Reinvest in growth projects
    - Optimize debt level – maintain ratings/maximize return
- Broaden shareholder appeal
    - Change in FY from June to December
    - Cash dividend
    - Improved transparency of disclosures

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Expansive Footprint


New England Gas Company
Missouri Gas Energy
Panhandle Eastern Pipe Line
Transwestern Pipeline
Trunkline Gas
Florida Gas Transmission
Southern Union
Gas Services
Trunkline
LNG
Sea Robin Pipeline
storage



Pipeline Assets

- **Panhandle Eastern Pipe Line (PEPL)**
  - 6,500 mile 4-line system
  - 2.8 Bcf/d capacity
  - Avg. contract life of 4 yrs
- **Trunkline Gas (TGC)**
  - 3,500 mile 2-line system
  - 1.5 Bcf/d capacity
  - Avg. contract life of 10 yrs
- **Sea Robin**
  - 450 mile offshore system
  - 1.0 Bcf/d capacity
  - Avg. contract life of 1 yr

- **Transwestern (TW)** 50%
  - 2,400 mile bi-directional flow system
  - 2.1 Bcf/d capacity (1.2 Bcf/d west; 800 MMcf/d east)
  - 1.2 Bcf/d San Juan to mainline capacity
  - Avg. contract life of 4 yrs
- **Florida Gas (FGT)** 25%
  - 5,000 mile system
  - 2.1 Bcf/d capacity
  - Avg. contract life of 10 yrs

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Trunkline LNG Company



- One of North America's largest operating facilities
- Fully contracted with high credit quality counterparty- BG Group - until 2028
- 1.8 Bcf/d baseload sendout
- 9.0 Bcf storage
- Ambient air vaporization and NGL extraction to be in service by 2008

Trunkline LNG is a Leading Player in LNG Sector

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Distribution Assets

Missouri Gas Energy



- Headquartered in Kansas City, MO
- Serves approximately 500,000 customers
- Serves 34 counties throughout MO
- Regulated by the Missouri PSC
- Filed for $41.7 million rate increase

PG Energy



- Headquartered in Wilkes-Barre, PA
- Serves approximately 160,000 customers
- Serves 13 counties in northeastern and central PA
- Regulated by the Pennsylvania PUC
- Announced sale of PA assets to UGI for $580 million

New England Gas Co.



- Headquartered in Providence, RI
- Serves approximately 300,000 customers
- Serves the state of Rhode Island and SE Massachusetts
- Regulated by the RI PUC and the Massachusetts DT&E
- Announced sale of RI assets to National Grid for $575 million including assumed debt of $77 million

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SU Gas Services Overview

- Major provider of gas gathering and processing services in the Permian Basin

- Fully integrated pipeline system

- Reliable operations

- Attractive contract structure

- Strong producer relationships

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System Map & Asset Detail



SU Gas Services - Area of Operations



WEST EUNICE COMP. STA.
JAL PLANT
KEYSTONE PLANT
MI VIDA TREATER
COYANOSA PLANT
TIPPETT PLANT
PUTNAM TREATER
GREY RANCH CO2 TREATER

Pipelines

Total Miles	4,750
Producer Delivery Points	1,754
Current Throughput(1)	604 Bbtu/d
NGL Production(1)	34,800 Bbls/d
Field Compression HP	104,840

Gas Processing Plants

Active Plants (2)	4
Processing Capacity (3)	470 MMcfd
Processing Throughput (1)	388 MMcf/d
Field Compression HP	127,520

Treating Plants

Active Plants	6
Treating Capacity	765 MMcfd
Treating Throughput(1)	426 MMcf/d
Compression HP (4)	7,200

1. As of May 2006.
2. Each of the 4 active processing plants also contain treating plants.
3. Active plants are expandable to 485 MMcf/d.
4. Represents compression HP at the Grey Ranch and Mi Vida treating plants.

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Mitigated Contract Risk

- **Percent of Proceeds Contracts**
  - 45% by volume
  - 80 - 85% by margin
  - Spreads price risk to both producer and pipeline
  - Fixed recovery and fuel % in contract
  - Allows pipeline and producer to hedge its interests
  - Allows pipeline to benefit from operational flexibility
  - Creates pipeline option to optimize revenue when processing is economic
  - Contract contains recovery of treating, compression and gathering services

- **Fee Based / Conditioning Fee Contracts**
  - 55% by volume
  - 15 – 20% by margin
  - Contracts contain fixed fees for service
  - Depending on gas quality contracts may contain upside for processing and no downside risk below base fee
  - Creates exposure to diverse producer base with no downside commodity risk

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Differentiating Factors



Inter-Connected Assets

Converts NGL spread exposure into more manageable natural gas price exposure

Attractive Contract Structure

Operational Reliability

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Processing Risk Profile



SUGS Total & Net Processing Margin (M$/Day)
900
800
700
600
500
400
300
200
100
0
-40
-30
-20
-10
0
10
20
30
40
Processing Spread (Cents/Gal)
Waha Avg Daily Gas Price of $9.10/mmbtu

Data from Nov/Dec 2005 Daily Processing Model

Gas price averaged for the period

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Hedging Position

- SUG purchased put options initially to limit downside

  - $11 floor for 2006 on 45,000 MMBtu/d
  - $10 floor for 2007 on 25,000 MMBtu/d

- We can hedge effectively on Waha natural gas due to fixed recovery contract structure; effectively eliminates exposure to NGL's and to basis risk

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Growth Projects



Strong Organic Growth



Project Name	Capacity	Est. Cost ($MM)	Est. EBIT[1] ($MM)	In Service	SUG %	Comments
TW - San Juan Expansion	375 MMcf/d	$140	$24	May 1, 2005	50%	Complete
TGC LNG Lateral Loop	1,500 MMcf/d	$50	$18[2]	July 22, 2005	100%	Complete
Trunkline LNG Phase I	570 MMcf/d 2.7 Bcf storage	$140	$28	April 5, 2006	100%	Complete
Trunkline LNG Phase II	600 MMcf/d	$79	$15 - $20	July 8, 2006	100%	Complete
Florida Gas Phase VII	100 – 160 MMcf/d	$60 - $105	$8 - $14	Mid 2007	25%	Received FERC Certificate
Trunkline LNG IEP	Vaporization & NGL extraction	$240 - $250	$30 - $35	Mid 2008	100%	Filed with FERC
Trunkline North Texas	510 MMcf/d	$150 - $160	$18 - $25	Late 2007	100%	3Q FERC Filing

1 - Note: EBIT is equivalent to operating income under GAAP.

2 – Represents 100% of available capacity contracted to BG through 2028.

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SUGS Growth Projects

- **Deep Atoka Gas Development – Loving, Winkler and Ward Counties, Texas**
  - ~200MMcf/d currently producing
  - Expect to double that by 2008 with 16 to 18 rigs
  - 5 to 30MM/d per well
- **C-Line Expansion – Eddy County, New Mexico**
  - 20 miles system expansion
  - 7 MMcf/d initially
- **Eunice Area Expansion Projects – Lea County, New Mexico**
  - 70 MMcf/d expansion
  - Expect to connect additional volumes from major active producers in 2006 and 2007
  - High margin, rich, sour, low pressure gas
- **Spraberry Trend Expansion – Reagan County, Texas**
  - 20 mile extension of system into Spraberry trend
  - Over 15 MMcf/d of 6.6 GPM gas
  - Infill drilling continues at a steady pace
- **Exxon Block 16 and Waha Area Project – Ward, Pecos and Reeves County, Texas**
  - 23 MMcf/d of existing production off competitors system
  - Facilities to be completed by August 1
- **Grey Ranch Plant High CO2 Expansion – Terrell and Pecos Counties, Texas**
  - Partner in plant is largest landowner and producer in region
  - Partner has requested plant expansion from 110MM/d to 180MM/d to accommodate growth
- **West Texas Barnett Shale – Culberson, Reeves, Pecos & Jeff Davis Counties, TX**
  - Over 2 MM acres have been leased in past 2 years in area with little infrastructure for gas or NGL's
  - Approximately 40 evaluation wells have been drilled, are drilling or are permitted
  - Chesapeake recently acquired 135,000 acres and active exploratory program with established commercial production in the area from Hallwood and Four Sevens (Alpine)
  - Additional players include, EOG, Encana, Petro-Hunt, Burlington, Quicksilver and Southwestern Energy

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SUGS Index Map

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Financial Information



Strong Cash Generator

Cash Flow From Operations
(Before Changes in Working Capital)



Note: Data shown represents fiscal year ended June 30, 2003 and calendar years ended December 31, 2004 and 2005.

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EPS Growth Profile

Diluted EPS

Chart: Diluted EPS by period

- FY 2003: $0.66
- FY 2004: $1.24
- CY 2005: $1.58*
- CY 2006E: $1.70 - $1.90

Y-axis scale: $0.00, $0.50, $1.00, $1.50, $2.00

* - 2005 Diluted EPS excludes a non-cash charge of $175 million related to the impairment of goodwill for the distribution properties expected to be sold in 2006. Reported EPS was $.03 per share.

Note: Prior period EPS amounts have been adjusted to reflect the 5% stock dividend paid to shareholders on September 1, 2005. Previously issued 2006 GAAP guidance included contributions from SU Gas Services for ten months, closing of the LDC sales prior to the end of the third quarter, and excludes projected one-time charges related to the announced LDC sales.

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Segment Operating Income



($000)
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
2002
2003
2004
2005
Distribution
Transportation

As we have changed our asset focus, we have demonstrated measured growth...

Note: Data shown represents fiscal years ended June 30, 2002 and 2003 and calendar years ended December 31, 2004 and 2005. 2005 data excludes a non-cash charge of $175 million related to the impairment of goodwill for the Company's distribution businesses under contract to be sold in 2006. Reported operating income for the distribution segment was a loss of $42.5 million.

24

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Respect for the Balance Sheet



100%

80%

60%

40%

20%

0%

| 2003 | 2004 | 2005 |

65% | **63%** | **53%**

35% | **37%** | **47%**

■ **Equity** ■ **Debt**

...and improved our balance sheet.

We have accomplished this with a combination of prudent financing and strong internal equity formation.

Note: Debt/Cap ratio as of December 31 for periods shown; provides 100% equity credit for preferred stock and convertible equity units.

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1Q 2006 Segment Highlights ($000s)

Segment	EBIT	D&A	Adj.	Adj. EBITDA
Transportation	$86,801	$17,474	$25,818[1]	$130,093
Midstream[2]	$7,113	$5,552	$5,400[3]	$18,065
Distribution	$29,989	$7,583		$37,572

1. Includes SUG's 50% of Transwestern's interest and depreciation of $23 million plus SUG's 25% of Citrus' interest, taxes, and depreciation of $57 million.
2. Midstream included in results from March 1 to March 31 only.
3. Includes $6.6 million of cash settlement from March options less $1.2 million non-cash income related to the time value portion of the hedge.

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1Q EBIT Reconciliation ($000s)

Transportation & Storage EBIT	$86,801
Gathering & Processing EBIT	$7,113
Distribution EBIT	$29,989
Corporate & Other	$27,603
Interest	$42,221
Federal & state income taxes	$35,867
Net earnings from continuing operations	$73,418
Net earnings from discontinued operations	$24,529
Preferred dividends	$4,341
Net earnings available to common shareholders	$93,606

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Questions

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